UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   Hanson plc.
                   ------------------------------------------
                                (Name of issuer)

                                Ordinary Shares
                   ------------------------------------------
                         (Title of class of securities)

                                   411352404
                   ------------------------------------------
                                 (CUSIP number)

                               December 31, 1999
                   ------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1 (b)
                                [X] Rule 13d-1 (c)
                                [ ] Rule 13d-1 (d)

---------------------                                        -------------------
 CUSIP No. 411352404                  13G                     Page 2 of 8 Pages
---------------------                                        -------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      32,608,922
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      37,154,739
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,154,739*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                  [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Asset Management Group Limited on the following cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management Group Limited on the following cover page.

---------------------                                        -------------------
 CUSIP No. 411352404                  13G                     Page 3 of 8 Pages
---------------------                                        -------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Group Limited
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      30,714,223
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      35,085,826
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         35,085,826
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                  [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.4%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

Item 1(a). Name of Issuer:

           Hanson plc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

          The address of the Issuer's principal executive offices is 1 Grosvenor Place, London SW1X 7JH, United Kingdom.

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Group Limited ("DAMG" and DBAG together the "Reporting Persons"). This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

           The principal place of business of DAMG is 20 Finsbury Circus, London EC2M 1NB, United Kingdom.

Item 2(c). Citizenship:

           The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is Ordinary Shares, which also includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e). CUSIP Number:

           The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3.   If this  statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

          (a)  [_] Broker or dealer registered under section 15 of the Act;

          (b)  [_] Bank as defined in section 3(a)(6) of the Act;

          (c)  [_] Insurance Company as defined in section 3(a)(19) of the Act;

          (d)  [_]  Investment   Company  registered  under  section  8  of  the
               Investment Company Act of 1940;

          (e)  [_]  An  investment   adviser  in  accordance   with  Rule  13d-1
               (b)(1)(ii)(E);

          (f) [_] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

          (h) [_] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [_] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               Each of the Reporting Persons owns the amount of the Ordinary Shares as set forth on the applicable cover page.

          (b)  Percent of class:

               Each of the Reporting Persons owns the percentage of the Ordinary Shares as set forth on the applicable cover page.

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    Each of the Reporting  Persons has the sole power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

               (ii) shared power to vote or to direct the vote:

                    Each of the  Reporting  Persons has the shared power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

               (iii) sole power to dispose or to direct the disposition of:

                    Each of the Reporting  Persons has the sole power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

               (iv) shared power to dispose or to direct the disposition of:

                    Each of the  Reporting  Persons  has  the  shared  power  to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Investment management clients of each of the Reporting Persons' subsidiaries have the ultimate right to dividends from Ordinary Shares held on their behalf and the proceeds from the sale of Ordinary Shares held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The following are subsidiaries of DBAG and/or DAMG which hold Ordinary Shares included in the figures on the cover pages: Deutsche Asset Management (International) Limited, Deutsche Asset Management Limited, Deutsche Asset
Management Investment Services Limited, Deutsche Investment Trust Managers Limited, DWS (Austria) Investmentgesellschaft mbH, Deutsche Vermogensbildungsgesellschaft mbH, Deutsche Asset Management Investmentgesellschaft mbH, Deutsche Asset Management International GmbH, Deutsche Morgan Grenfell Trust Bank Limited, Deutsche Asset Management (Japan) Limited, Deutsche Bank International Ltd., DB Suisse, Deutsche Bank AG Sydney, and Deutsche Bank AG London.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000



                                         DEUTSCHE BANK AG



                                         By: /s/ Dr. Dieter Eisele
                                            ------------------------------------
                                            Name:      Dr. Dieter Eisele
                                            Title:     Group Head of Compliance




                                         By: /s/ Dr. Rainer Grimberg
                                            ------------------------------------
                                            Name:      Dr. Rainer Grimberg
                                            Title:     Vice President

                                                                       Exhibit 1


               Consent of Deutsche Asset Management Group Limited


          The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management Group Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 14, 2000



                                         DEUTSCHE ASSET MANAGEMENT GROUP LIMITED



                                         By: /s/ William Slattery
                                            ------------------------------------
                                            Name:   William Slattery
                                            Title:  Head of Business Risk